Exhibit 99.6

COPPER PURCHASE AGREEMENT

BY AND BETWEEN

SANDSTORM GOLD LTD.

AND

YAMANA GOLD (BARBADOS) INC.

DATED: October 27, 2015

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7.4	Offtake Agreements	29
7.5	Title Opinions	30
7.6	Insurance	30

ARTICLE 8 TRANSFERS OF INTEREST		30

8.1	Prohibition on Transfers and Change of Control	30
8.2	Permitted Transfers and Changes of Control	31
8.3	Transfers by the Seller	36
8.4	Transfers by the Purchaser	36
8.5	Encumbrances	37
8.6	Restricted Persons	37
8.7	Abandonment	37

ARTICLE 9 REPRESENTATIONS AND WARRANTIES		38

9.1	Representations and Warranties of the Seller	38
9.2	Representations and Warranties of the Purchaser	38
9.3	Survival of Representations and Warranties	38
9.4	Knowledge of the Seller	38
9.5	Knowledge of the Purchaser	38

ARTICLE 10 DEFAULTS AND DISPUTES		39

10.1	Events of Default	39
10.2	Remedies	40
10.3	Indemnity	40
10.4	Other Remedies	41
10.5	Disputed Reports	41
10.6	Disputes	42

ARTICLE 11 ADDITIONAL PAYMENT TERMS		42

11.1	Payments	42
11.2	Taxes	42
11.3	Change in Tax Laws	43
11.4	Interest	44
11.5	Set Off	44

ARTICLE 12 GENERAL		45

12.1	Further Assurances	45
12.2	No Joint Venture	45
12.3	Governing Law	45
12.4	Time	45
12.5	Costs and Expenses	45
12.6	Survival	46
12.7	Invalidity	46
12.8	Notices	46
12.9	Press Releases	47

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12.10	Amendments	48
12.11	Beneficiaries	48
12.12	Entire Agreement	48
12.13	Waivers	48
12.14	Unenforceability	48
12.15	Counterparts	49

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THIS COPPER PURCHASE AGREEMENT dated as of October 27, 2015.

BETWEEN:

SANDSTORM GOLD LTD., a company existing under the laws of the Province of British Columbia

(the “Purchaser”)

- and -

YAMANA GOLD (BARBADOS) INC., a company existing under the laws of Barbados

(the “Seller”)

WITNESSES THAT:

WHEREAS Mineração Maracá Industria e Comércio S.A., a corporation existing under the laws of Brazil and an Affiliate of the Seller, is the legal and beneficial owner of the Mining Properties and currently owns and operates the Chapada Mine;

AND WHEREAS the Seller has agreed to sell and deliver to the Purchaser, and the Purchaser has agreed to purchase from the Seller, the Payable Copper, subject to and in accordance with the terms and conditions of this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

“Abandonment Property” has the meaning set out in Section 8.7.

“Additional Term” has the meaning set out in Section 5.1.

“Advance Payment” has the meaning set out in Section 3.1.

“Advance Payment Reduction Date” means the date on which the Advance Payment is reduced to nil in accordance with the formula set out in Section 2.4(a).

“Affiliate” means, in relation to any person, any other person controlling, controlled by, or under common control with such first mentioned person.

“Agreement” means this Copper Purchase Agreement and all attached schedules, in each case as the same may be supplemented, amended, restated, modified or superseded from time to time in accordance with the terms hereof.

“Annual Chapada Payable Copper” has the meaning set out in Section 2.6(a).

“Annual Chapada Reference Copper” has the meaning set out in Section 2.6(a).

“Anti-Bribery Laws” means the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States).

“Applicable Laws” means any international, federal, state, provincial, territorial, local or municipal law (including, without limitation, Anti-Bribery Laws), regulation, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, applicable to a person or any of its properties, assets, business or operations.

“Approvals” means all licences, permits, approvals, authorizations, rights (including surface and access rights), privileges, concessions, franchises, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority.

“Auditor’s Report” means a written report prepared by a national accounting firm in Canada that is independent of the Seller and the Purchaser, is mutually agreed to by the Parties and has experience and expertise in determining the quantity of copper mined, produced, extracted or otherwise recovered from mining projects, which report determines at a minimum the number of metric tonnes of Payable Copper that the Purchaser was entitled to have received pursuant to this Agreement in respect of any period in dispute; provided that, if the Parties are unable to agree on an accounting firm, then either Party may apply to the Ontario Superior Court of Justice to appoint an accounting firm.

“Books and Records” means all books, records, data, documentation, weight, moisture and assay certificates, samples and other information relating to the mineralization, operations and activities of the Chapada Mine, the Mining Properties and the Mineral Processing Facilities, including the mining, treatment, processing, milling, concentrating, smelting, refining and sale of Minerals therefrom.

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory or bank holiday under the laws of Barbados and the Provinces of Ontario and British Columbia.

“Cash Payment Percentage” means thirty percent (30%).

“Change in Law” has the meaning set out in Section 11.3(a).

“Change of Control” means, with respect to the Seller or any other Seller Group Entity, the consummation of any transaction, including any consolidation, arrangement, amalgamation or merger or any issue, transfer or acquisition of voting shares, the result of which is that any other person or group of other persons acting jointly or in concert for purposes of such transaction (other than the Parent Company and its Affiliates) (i) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of such person, measured by voting power rather than number of shares; or (ii) acquires control of such person; provided that a Change of Control shall not include any transaction that results in: (A) a change in the beneficial share ownership of a person, or acquisition of control of a person, if a majority of that person’s voting shares were listed on a public stock exchange immediately prior to such transaction; (B) such person continuing to be, directly or indirectly, controlled by the Parent Company; (C) any consolidation, amalgamation or merger of a person, or the issue, transfer or acquisition of the voting shares of a person, if a majority of such person’s voting shares are listed on a public exchange immediately prior to any such transaction; or (D) an indirect Change of Control of a Subsidiary of a person as a result of a transaction contemplated under sub-paragraphs (A), (B) or (C).

“Chapada Mine” means the gold-copper mine located in Goias State, Brazil operated at and in respect of the Mining Properties.

“Commingling Plan” has the meaning set out in Section 7.2(b).

“Confidential Information” has the meaning set out in Section 6.5(a).

“control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a person, whether by ownership of securities, by contract or otherwise; and “controls”, “controlling”, “controlled by” and “under common control with” have corresponding meanings.

“Copper Cash Price” means, for any delivery of Payable Copper, an amount per metric tonne equal to the product of: (i) the Copper Reference Price on the Copper Delivery Date; multiplied by (ii) the Cash Payment Percentage, rounded to the second decimal point.

“Copper Delivery Date” means the date on which the Time of Copper Delivery occurs.

“Copper Payment Differential” means, for each metric tonne of Payable Copper, the difference equal to the Copper Reference Price on the Copper Delivery Date minus the Copper Cash Price.

“Copper Purchase Price” has the meaning set out in Section 2.4.

“Copper Reference Price” means, with respect to any day, the price per metric tonne equal to the daily official LME Grade A Settlement quotation for copper quoted in U.S. Dollars, as published in Metal Bulletin on such day, or if such day is not a trading day, on the immediately preceding trading day; provided that, if the LME Grade A settlement quotation for copper is no longer quoted by the LME, the Copper Reference Price shall be determined by reference to the price of copper on another commercial exchange mutually acceptable to the Seller and the Purchaser, acting reasonably.

“Credit Agreement” means the amended and restated credit agreement between the Parent Company, the Bank of Nova Scotia as administrative agent and certain lenders dated February 29, 2012 as amended, restated, supplemented or otherwise modified from time to time.

“Debt Facility” means any credit facility, bonds, debentures, notes or other similar instruments of indebtedness that are entered into or are issued by the Parent Company at any time from and after the Execution Date that is not a Replacement Facility.

“Disclosing Party” has the meaning set out in Section 6.5(a).

“Displacement” has the meaning set out in Section 7.2(b)(iv).

“Dispute” means any and all questions, claims, controversies, or disputes arising out of or relating to the validity, construction, interpretation, meaning, performance, effect or breach of this Agreement or the rights and liabilities arising thereunder.

“Dispute Notice” has the meaning set out in Section 10.5(a).

“Effective Date” means December 1, 2015.

“Encumbrances” means all deeds of trust, mortgages, charges, assignments, hypothecs, pledges, liens, vendor’s privileges, vendor’s rights of reclamation, restrictions, patents or other reservations in minerals, royalty claims, or other security interests or encumbrances of every nature and kind that secure the payment of any indebtedness or liability or the observance or performance of any obligation.

“Event of Default” has the meaning set out in Section 10.1.

“Excluded Taxes” means, with respect to the Seller or the Purchaser:

(i)	Taxes imposed on or measured by the person’s net income or capital and franchise taxes imposed on it (in lieu of or in addition to net income taxes), by any jurisdiction (or any political subdivision thereof):

(1)	under the laws of which the person is organized or is resident (as determined by application of the laws of that jurisdiction),

(2)	in which its principal office is located, or

(3)	with which the person has a connection otherwise than by reason of entering into, and the transactions contemplated under, this Agreement;

(ii)	any branch profits taxes or any similar tax imposed on the person by any jurisdiction in which the person is located, otherwise than by reason of entering into, and the transactions contemplated under, this Agreement; and

(iii)	any estate, inheritance, gift, ad valorem, sales, excise, transfer, personal property or similar tax, assessment, or governmental charge to the extent the other Party has the ability to recover such tax, assessment or charge under Applicable Law.

“Execution Date” means the date of this Agreement.

“First Chapada Delivery Threshold Date” means the date on which the Seller has sold and delivered to the Purchaser, on a cumulative basis, 39 million pounds of Payable Copper under and in accordance with the terms of this Agreement.

“Fixed Payable Copper” means for each calendar month, Refined Copper in the amount equal to 325,000 pounds.

“Governmental Authority” means any federal, state, provincial, national, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court, stock exchange or securities commission.

“including” or “includes” means including without limitation or includes without limitation.

“Indebtedness” has the meaning ascribed to such term in the Credit Agreement, or if the Credit Agreement is no longer in effect, to such term or the comparable term in the Replacement Facility then in effect, together with any amendments thereto required to make such term and any related definitions in the Credit Agreement or Replacement Facility, as applicable, applicable only to the Seller Group Entities and the Mine Assets, provided that in the event there is no Credit Agreement or Replacement Facility in effect at any particular time, “Indebtedness” shall have the meaning ascribed to such term or the comparable term in the Credit Agreement or the Replacement Facility most recently in effect.

“Initial Term” has the meaning set out in Section 5.1.

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)	proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 90 days of the commencement of such proceedings;

(ii)	a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved by a court of competent jurisdiction under Applicable Laws relating to bankruptcy, insolvency or relief of debtors;

(iii)	it makes a general assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute (other than a reorganization permitted hereunder or any solvent reorganization of the Mine Owner) or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets unless in the case of any involuntary proceedings, such proceeding is discharged or dismissed within 90 days of commencement of such proceeding;

(iv)	a resolution of its board of directors is passed for the winding-up or liquidation of it; or

(v)	anything analogous or having a similar effect to an event listed in paragraphs (i) to (iv) above occurs in respect of that person.

“LIBO Rate” on any date means the six-month rate of interest for deposits in U.S. dollars appearing on the Reuters LIBO page as of 11:00 a.m., London, England time, on such date; provided that if such rate does not appear on the Reuters LIBO page, the “LIBO Rate” shall be determined by reference to Page 3750 or Page 3740, as applicable (or any replacement pages) by “Telerate The Financial Information Network” published by Telerate Systems, Inc. (the “Telerate Service”) as of 11:00 a.m., London, England

time, on such date or (if such rate does not appear on the Telerate Service) such other publicly available service for displaying LIBO Rates as may be agreed upon by the Purchaser and the Seller or, in the absence of such agreement, the “LIBO Rate” shall instead be the rate per annum equal to the rate at which Credit Suisse AG offers in respect of U.S. dollar deposits at or about 11:00 a.m., London, England time, on such date in the London interbank Eurodollar market for a six-month period and in an amount comparable to the amount upon which interest is to be paid.

“LME” means the London Metals Exchange.

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, penalties, judgment and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise), including any Taxes payable in respect thereof and, in the case of the Purchaser, loss of profits, loss of revenue or losses attributable to the failure to deliver current or future required or expected deliveries of copper hereunder over the Term (not taking into account any early termination of this Agreement under Section 10.2(a)(ii) (including any decline in value of any copper that is not delivered when due), in connection with or in respect of any breach or default of this Agreement by the other Party, but excluding any other special, indirect, consequential, punitive or aggravated damages.

“Material Adverse Effect” means any event, occurrence, change or effect that, when taken together with all other events, occurrences, changes or effects, is or would reasonably be expected to:

(i)	materially limit, restrict or impair the ability of the Seller to perform its obligations under this Agreement;

(ii)	materially limit, restrict or impair the ability of the Mine Owner to operate the Chapada Mine substantially in accordance with the Mine Plan for the Chapada Mine in effect immediately prior to the occurrence of the Material Adverse Effect;

(iii)	cause any significant decrease to expected copper production or significant delay in timing of expected copper production from the Chapada Mine based on the Mine Plan for the Chapada Mine in effect immediately prior to the occurrence of the Material Adverse Effect;

(iv)	materially limit, restrict or impair the ability of the Mine Owner to perform its obligations under the Subsidiary Company Guarantee;

(v)	materially limit, restrict or impair the ability of the Parent Company to perform its obligations under the Parent Company Guarantee; or

(vi)	materially limit, restrict or impair the ability of the Purchaser to enforce its rights, benefits and privileges under each of the Subsidiary Company Guarantee and Parent Company Guarantee.

“metric tonne” equals 2,204.62 pounds or 1,000 kilograms.

“Mine Assets” means for the Chapada Mine, all of the property, assets, undertaking and rights of the Seller Group Entities or any of their Affiliates in and relating to the Chapada Mine, whether now owned or existing or hereafter acquired or arising, including real property, personal property and mineral interests, and specifically including, but not limited to: (i) the Mining Properties; (ii) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property, in each case relating to the Mining Properties; (iii) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (iv) all books and records of the Seller Group Entities or any of their Affiliates related to any of the foregoing.

“Mine Owner” means Mineração Maracá Industria e Comércio S.A., the owner of the Chapada Mine and any transferee of the Mining Properties, as permitted pursuant to Section 8.2, and its respective successors and assigns.

“Mine Plan” means, at any given time, the then current construction, development or mine plan for the Chapada Mine for developing, constructing, mining, extracting or processing Minerals therefrom, as approved by the board of directors of the Seller or any other Seller Group Entity, as applicable.

“Mining Properties” means the mining rights or concessions listed in Schedule A attached hereto, and any mining rights or concessions purchased, acquired or obtained by Mineração Maracá Industria e Comércio S.A. or any of its Affiliates, wholly or partially within [Redacted] from the outer boundaries of any part of the Mining Properties, as they exist on the Execution Date, as shown and listed on Schedule B attached hereto, and includes any extension, renewal, replacement, conversion or substitution of any such rights or concessions or resulting rights or concessions.

“Mineral Processing Facilities” means, collectively, at any time and from time to time, any ore concentrator, mill, smelter, refinery or other mineral processing facility owned or operated or both by any the Seller Group Entity and used primarily to process ore from the Chapada Mine and “Mineral Processing Facility” means any one of them.

“Minerals” means any and all ore and marketable metal bearing material and product (including Reference Copper) in whatever form or state that is mined, produced, extracted or otherwise recovered or derived from the Mining Properties, including any such material or product derived from any processing or reprocessing of any tailings, stockpiles, waste rock or other waste products originally derived from the Mining Properties, and including ore and any other products requiring further milling, processing, smelting, refining or other beneficiation, including concentrates or doré bars.

“Monthly Report” means a written report, in relation to any calendar month, detailing:

(i)	the types, tonnages and head grades of ore mined and tonnages of waste mined, from the Mining Properties during such calendar month;

(ii)	the types, tonnages and grades of ore processed from the Mining Properties during such calendar month;

(iii)	with respect to any Mineral Processing Facility, the types of product produced (i.e., concentrate or doré), tonnages and concentrate copper grades during such calendar month and the resulting recoveries;

(iv)	the number of metric tonnes of copper contained in the product produced (i.e., doré or concentrate) during such calendar month;

(v)	the metric tonnes and copper grade of any product delivered or shipped offsite during such calendar month;

(vi)	the metric tonnes and copper grade of any product contained in any Offtaker Delivery during such calendar month;

(vii)	the number of metric tonnes of copper contained in each Offtaker Delivery in respect of which an Offtaker Payment was received during that calendar month, prior to any Offtaker Charges or payable rates, including details regarding provisional invoices and any provisional payment percentages;

(viii)	stockpile of copper in products (tonnage, moisture content and grade) not yet subject to an Offtaker Delivery;

(ix)	the annual cumulative metric tonnes and pounds of copper delivered pursuant to this Agreement;

(x)	the cumulative Copper Payment Differential;

(xi)	the outstanding balance of the Advance Payment on the last day of such calendar month; and

(xii)	such other information in respect of copper as may be reasonably requested by the Purchaser.

“New Owner” has the meaning set out in Section 8.2(a)(ii).

“New Parent” has the meaning set out in Section 8.2(b)(iii).

“New Seller” has the meaning set out in Section 8.2(a)(iv).

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Applicable Mineral Projects of the Canadian Securities Administrators, or any successor instrument, rule or policy.

“Offtake Agreement” means all agreements entered into by the Mine Owner or any of its Affiliates with an Offtaker (i) for the sale of Reference Copper to the Offtaker; or (ii) the smelting, refining or other beneficiation of Reference Copper by an Offtaker for the benefit of the Mine Owner or any of its Affiliates.

“Offtaker” means (i) any person that is not a member of the Seller Group Entity that purchases Minerals from the Mine Owner or any of its Affiliates; or (ii) any person that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of the Mine Owner or any of its Affiliates; provided that, if a Seller Group Entity smelts, refines or beneficiates such minerals, the “Offtaker” shall mean such Seller Group Entity.

“Offtaker Charges” means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges, freight parity charges or price participation charges, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, a percentage or otherwise, but does not include any minimum mineral deductions used to arrive at the payable rate (whether expressed in units, grams or other methods) for copper contained in the applicable Offtake Agreement.

“Offtaker Delivery” means the delivery of Minerals to an Offtaker.

“Offtaker Payment” means (i) with respect to Minerals purchased by an Offtaker from the Mine Owner or any of its Affiliates, the receipt by the Mine Owner or any of its Affiliates or assignees of payment or other consideration from the Offtaker in respect of any Reference Copper; and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of the Mine Owner or any of its Affiliates, the receipt by the Mine Owner or any of its Affiliates of Refined Copper in accordance with the applicable Offtake Agreement; provided that, if a Seller Group Entity is the Offtaker, then “Offtaker Payment” shall mean the receipt of Refined Copper from the smelting, refining or beneficiating of any Reference Copper.

“Other Minerals” means any and all ore and marketable metal bearing material and product in whatever form or state that is mined, produced, extracted or otherwise recovered or derived from mining rights, surface rights, mining licences, real property, tenements, mining concessions or other similar interests, whether created privately or through the actions of any Governmental Authority having jurisdiction, that are not one of or do not constitute part of the Mining Properties.

“Overdue Refined Copper” means the balance, from time to time, if any, of the number of metric tonnes of Payable Copper that have not been delivered to the Purchaser when due in accordance with this Agreement.

“Parent Company” means Yamana Gold Inc., a company existing under the laws of Canada.

“Parent Company Guarantee” has the meaning set out in Section 4.1(d).

“Parties” means the parties to this Agreement.

“Payable Copper” means, subject to Section 2.6, for each calendar month, Refined Copper in an amount equal to:

(i)	from the Effective Date to and including the First Chapada Delivery Threshold Date, the lesser of (1) 4.2% of the Reference Copper from the Chapada Mine in respect of which an Offtaker Payment has been received by the Mine Owner or any of its Affiliates during such calendar month (after deducting or factoring in the payable rate for copper contained in the applicable Offtake Agreement, including, for greater certainty any Reference Copper delivered to an Offtaker in a calendar month during such period for which an Offtaker Payment is received after the First Chapada Delivery Threshold Date), and (2) 325,000 pounds of Refined Copper resulting from Reference Copper from the Chapada Mine;

(ii)	subject to sub-paragraph (iv) below, from and after the First Chapada Delivery Threshold Date to and including the Second Chapada Delivery Threshold Date, 3% of the Reference Copper from the Chapada Mine in respect of which an Offtaker Payment has been received by the Mine Owner or any of its Affiliates during such calendar month (after deducting or factoring in the payable rate for copper contained in the applicable Offtake Agreement, including, for greater certainty any Reference Copper delivered to an Offtaker in a calendar month during such period for which an Offtaker Payment is received after the Second Chapada Delivery Threshold Date);

(iii)	subject to sub-paragraph (iv) below, from and after the Second Chapada Delivery Threshold Date, 1.5% of the Reference Copper from the Chapada Mine in respect of which an Offtaker Payment has been received by the Mine Owner or any of its Affiliates during such calendar month, after deducting or factoring in the payable rate for copper contained in the applicable Offtake Agreement; and

(iv)

if at any time after the First Chapada Delivery Threshold Date and until the Advance Payment Reduction Date (as such term is defined in the Silver Purchase Agreement): (i) Commencement of Production of the Cerro Moro Mine (as such terms are defined in the Silver Purchase Agreement) has not occurred, or (ii) a Political Risk Control Event (as such term is defined in the Silver Purchase Agreement) has occurred and is continuing for 30 days or more (each, a “Backstop Event”), then, during the occurrence of any Backstop Event, the Payable Copper for each calendar month shall be the lesser of: (i) 4.2% of the Reference Copper from the Chapada Mine in respect of which an Offtaker Payment has been received by the Mine Owner or any of its Affiliates during such calendar month, after deducting or factoring in the payable rate for copper contained in the applicable Offtake Agreement (including, for greater certainty, any Reference Copper delivered to an Offtaker in a calendar month during such period for which an Offtaker Payment is received after the expiry of such period), and (2) 325,000 pounds of Refined Copper resulting from Reference Copper from the Chapada Mine; provided that the Copper Payment Differential for each pound of Payable Copper in excess of the quantity of Payable Copper that would have been applied under sub-paragraphs (ii) or (iii) above had any such Backstop Event not occurred shall be credited against the Advance Payment balance (as such term is defined in the Silver Purchase Agreement) for determining the applicability of this sub-paragraph (iv).

“Permitted Encumbrances” means, at any particular time, (i) all Permitted Liens (as such term is defined in the Credit Agreement), (ii) if the Credit Agreement is no longer in effect, any Encumbrances permitted under any Replacement Facility, (iii) if neither the Credit Agreement nor any Replacement Facility is then in effect, any Encumbrances permitted under the most recent Debt Facility then in effect, or (iv) if neither the Credit Agreement, a Replacement Facility or a Debt Facility is then in effect, any Encumbrances permitted under the Credit Agreement, Replacement Facility or Debt Facility most recently in effect, in each case, together with any amendments thereto required to make such term and any related definitions in the Credit Agreement, Replacement Facility or Debt Facility applicable only to the Seller Group Entities and the Mine Assets; provided that, if any Project Financing Facility is in effect, “Permitted Encumbrances” shall mean any Encumbrances granted pursuant to or permitted under such Project Financing Facility.

“person” means and includes a Party, individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Authority or any other type of organization, whether or not a legal entity.

“Project Financing Facility” means any loan facility or other financing arrangement for Indebtedness in favour of any Seller Group Entity for the purpose of financing all or a portion of the cost to develop, construct, maintain or operate the Chapada Mine, including any refinancing thereof.

“Receiving Party” has the meaning set out in Section 6.5(a).

“Reference Copper” means the copper contained in any Minerals contained in an Offtaker Delivery from and after the Effective Date and prior to the end of the Term.

“Refined Copper” means Grade A Copper Cathodes that meets and satisfies all of the physical contract specifications of the LME, including LME-approved branding.

“Replacement Facility” means any credit facility, bonds, debentures, notes or other similar instruments of indebtedness, the net proceeds of which are used to replace, refinance, defease or discharge the Credit Agreement (or any other Replacement Facility).

“Restricted Person” means any person that:

(a)	is named, identified, described on or included on:

(i)	any publicly available lists maintained under the Criminal Code (Canada), the Special Economic Measures Act (Canada), the United Nations Act (Canada), or the Freezing Assets of Corrupt Foreign Officials Act (Canada), or under any regulations promulgated under any of the foregoing;

(ii)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(iii)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(iv)	the Specially Designated Nationals and Blocked Persons List compiled by the U.S. Office of Foreign Assets Control;

(v)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324; or

(vi)	any publicly available lists maintained under any other Applicable Law of Canada or the United States relating to anti-terrorism or anti-money laundering;

(b)	is subject to trade restrictions under United States Governmental Requirement, including:

(i)	the International Emergency Economic Powers Act, 50 U.S.C.; or

(ii)	the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling Governmental Requirement or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107-56; or

(c)	is known, to be an Affiliate of a person covered under sub-paragraphs (a) or (b).

“Second Chapada Delivery Threshold Date” means the date on which the Seller has sold and delivered to the Purchaser, on a cumulative basis, 50 million pounds of Payable Copper under and in accordance with the terms of this Agreement.

“Seller Group Entity” means the Parent Company, the Seller, the Mine Owner and each of their respective Affiliates that directly or indirectly own or control the Mine Owner.

“Silver Purchase Agreement” means the silver purchase agreement between the Seller and the Purchaser dated the date hereof.

“Subsidiary” means a person that is controlled, directly or indirectly, by another person, and includes a subsidiary of that subsidiary.

“Subsidiary Company Guarantee” has the meaning set out in Section 4.1(d).

“Tax” or “Taxes” means all taxes, assessments and other charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes), non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other charges and obligations of the same or of a similar nature to any of the foregoing.

“Term” has the meaning set out in Section 5.1.

“Time of Copper Delivery” has the meaning set out in Section 2.2(c).

“Transfer” means to, directly or indirectly, sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest, whether voluntary or involuntary, or to abandon, surrender or otherwise relinquish a right, title or interest.

“Ultimate Parent” has the meaning set out in Section 8.2(a)(v).

1.2	Statutory References

Any reference in this Agreement to a statute or a regulation or rule promulgated under a statute or to any provision contained therein shall be a reference to the statute, regulation, rule or provision as may be amended, restated, re-enacted or replaced from time to time.

1.3	Headings

Headings of Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Construction

The Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

1.5	Plural

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.6	Days

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto Time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto Time) on the next Business Day.

1.7	Dollar Amounts

Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

1.8	Schedules

The following schedules are attached to and form part of this Agreement:

Schedule A	–	Mining Properties

Schedule B	–	Map of Mining Properties

Schedule C	–	Representations and Warranties of the Seller

Schedule D	–	Representations and Warranties of the Purchaser

Schedule E	–	Annual Reconciliation Calculation

ARTICLE 2

PURCHASE AND SALE

2.1	Purchase and Sale of Refined Metals

(a)	Subject to and in accordance with the terms of this Agreement, during the Term, the Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, the Payable Copper, free and clear of all Encumbrances.

(b)	For greater certainty, the Payable Copper shall not be reduced for, and Purchaser shall not be responsible for any, Offtaker Charges, all of which shall be for the account of the Seller or its Affiliates.

(c)	The Seller shall not be required to sell and deliver to the Purchaser the physical Refined Copper resulting from copper mined, produced, extracted or otherwise recovered from the Mining Properties and may substitute any required Refined Copper with Refined Copper from a source other than the Mining Properties provided that the Seller shall not sell or deliver to the Purchaser (for purposes of this Agreement and at any time during the Term) any Refined Copper that has been directly or indirectly purchased on a commodity exchange or from another similar source. The Seller’s obligation to sell and deliver Refined Copper under this Agreement shall be solely to sell and deliver Payable Copper in a manner and in an amount determined in accordance with the terms of this Agreement.

2.2	Delivery Obligations

(a)	Within five (5) Business Days of the end of each calendar month, the Seller shall sell and deliver to the Purchaser the Payable Copper for such calendar month.

(b)	If, in any calendar month, an Offtaker Payment consists of a provisional payment that may be adjusted upon final settlement of an Offtaker Delivery, then:

(i)	for the purposes of complying with Section 2.2(a), the amount of Payable Copper shall be calculated based on the quantity of Reference Copper used to calculate and pay the provisional payment; and

(ii)	within five (5) Business Days of the calendar month end in which the final settlement of the Offtaker Delivery with the Offtaker was determined, the Seller shall sell and deliver to the Purchaser Payable Copper in an amount, if positive, equal to the Payable Copper used to determine the final settlement, less the number of metric tonnes of Payable Copper used to calculate and pay the provisional invoice pursuant to Section 2.2(b)(i), as supported by the documentation provided pursuant to Section 2.3 and the applicable Monthly Reports. If such difference is negative, the Seller shall be entitled to set off and deduct such excess amount of Payable Copper from the next monthly deliveries of Payable Copper by the Seller to the Purchaser under this Agreement and any Copper Purchase Price paid by the Purchaser in respect of such excess amount of Payable Copper shall be an amount owing by the Seller to the Purchaser, which amount shall be set off and deducted from the payment for the next required deliveries of Payable Copper by the Seller to the Purchaser under this Agreement. Notwithstanding the foregoing, if such difference is negative and no further deliveries are to be made under this Agreement, the Purchaser shall deliver to the Seller any excess metric tonnes of Payable Copper previously delivered to the Purchaser by the Seller and to the extent the Purchaser previously provided payment to the Seller for such excess metric tonnes, the Seller shall refund such payment to the Purchaser.

(c)	At the option of the Purchaser, the Seller shall deliver to the Purchaser all Payable Copper to be sold and delivered under this Agreement pursuant to LME warrants representing such quantity of Payable Copper or such other delivery mechanisms that the Parties may agree to from time to time. The Seller shall make such delivery, or cause such delivery to be made to the Purchaser or its representative within five (5) Business Days of the end of each applicable calendar month (the “Time of Copper Delivery”). Title to each delivery of Payable Copper shall pass from the Seller to the Purchaser at the Time of Copper Delivery. All costs and expenses pertaining to each delivery of Payable Copper shall be borne by the Seller.

(d)	The Seller represents, warrants and covenants to the Purchaser that, at each Time of Copper Delivery:

(i)	it is the legal and beneficial owner of the Payable Copper delivered to the Purchaser in accordance with Section 2.2(c);

(ii)	it has good, valid and marketable title to such Payable Copper; and

(iii)	such Payable Copper is free and clear of all Encumbrances.

2.3	Invoicing

(a)	The Seller shall notify the Purchaser in writing at least one Business Day before any delivery to the Purchaser of:

(i)	the number of metric tonnes of Payable Copper to be delivered; and

(ii)	the estimated date and time of delivery.

(b)	At each Time of Copper Delivery, the Seller shall deliver to the Purchaser an invoice setting out:

(i)	the number of metric tonnes of Payable Copper so delivered; and

(ii)	the Copper Purchase Price for such Payable Copper.

2.4	Copper Purchase Price

From and after the Effective Date, the Purchaser shall pay to the Seller a purchase price for each metric tonne of Payable Copper sold and delivered by the Seller to the Purchaser under this Agreement (the “Copper Purchase Price”) equal to:

(a)	until the Advance Payment is reduced to nil, the Copper Reference Price on the Copper Delivery Date, payable (i) in cash equal to the Copper Cash Price at the Time of Copper Delivery, and (ii) by crediting the Copper Payment Differential against the Advance Payment until the Advance Payment has been reduced to nil; and

(b)	from and after the Advance Payment Reduction Date, the Copper Cash Price payable in cash.

2.5	Payment

Payment by the Purchaser for each delivery of Payable Copper under Section 2.4 shall be made not later than five (5) Business Days after the Time of Copper Delivery.

2.6	Annual Reconciliation

(a)	Within 60 days of the end of each calendar year from the Effective Date to and including the First Chapada Delivery Threshold Date, the Seller shall deliver a report to the Purchaser setting out the actual number of metric tonnes and pounds of Reference Copper from the Mining Properties in respect of which an Offtaker Payment has been received by the Mine Owner or any of its Affiliates for such calendar year (after deducting or factoring in the payable rate for copper contained in the applicable Offtake Agreement) (the “Annual Chapada Reference Copper”) and the actual number of metric tonnes and pounds of Payable Copper from the Mining Properties sold and delivered to the Purchaser for such calendar year (the “Annual Chapada Payable Copper”). If the Annual Chapada Payable Copper is less than (1) 4.2% of the Annual Chapada Reference Copper, and (2) 3.9 million pounds of Refined Copper, then the Seller shall sell and deliver to the Purchaser within 70 days of the end of the applicable calendar year, an amount of Refined Copper equal to the lesser of:

(i)	3.9 million pounds of Refined Copper minus the Annual Chapada Payable Copper; and

(ii)	the difference between (1) the Annual Chapada Reference Copper multiplied by 0.042, and (2) the Annual Chapada Payable Copper.

Sections 2.3, 2.4 and 2.5 shall apply mutatis mutandis to the sale and delivery of Refined Copper under this Section 2.6. The Annual Chapada Reference Copper shall be based on final settlements from Offtakers with respect to Offtaker Payments received by the Mine Owner or any of its Affiliates for deliveries of Reference Copper for each such calendar year; provided that, if final settlement of an Offtaker Delivery has not occurred within such 60 day period, then the Seller shall use provisional assays for any such Offtaker Delivery. This Section 2.6 shall not apply to the 2015 calendar year.

(b)	Schedule E sets forth a hypothetical working example of how the calculations set forth in this Section 2.6 are to be made.

ARTICLE 3

CONSIDERATION

3.1	Consideration

In consideration for the sale and delivery of Payable Copper under and pursuant to the terms of this Agreement, the Purchaser hereby agrees to pay and deliver to the Seller on the Execution Date an advance payment in cash against the Copper Purchase Price of US$70,000,000 (the “Advance Payment”).

3.2	Advance Payment

The proceeds of the Advance Payment may be used by the Seller in its sole discretion. The Advance Payment represents a prepayment of a portion of the Copper Purchase Price for the sale of Payable Copper. No interest shall accrue on, or be payable in respect of, the Advance Payment.

ARTICLE 4

DELIVERABLES FOR THE EXECUTION DATE

4.1	Deliveries by Seller

On or before the Execution Date, the Seller shall deliver the following to the Purchaser:

(a)	a counterpart to this Agreement, duly executed by an authorized officer of the Seller;

(b)	certificate of status, good standing or compliance (or equivalent) for each of:

(i)	the Parent Company;

(ii)	the Seller; and

(iii)	the Mine Owner,

each issued by the relevant Governmental Authority dated no earlier than two (2) Business Days prior to the Execution Date;

(c)	an executed certificate of a senior officer of the Seller, in form and substance satisfactory to the Purchaser, acting reasonably, as to (i) the constating documents of the Seller, (ii) the resolutions of the board of directors or other comparable authority of the Seller authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (iii) the names, positions and true signatures of the persons authorized to sign this Agreement, and (iv) such other matters pertaining to the transactions contemplated hereby as the Purchaser may reasonably require;

(d)	guarantees from each of:

(i)	the Parent Company (the “Parent Company Guarantee”); and

(ii)	the Mine Owner (the “Subsidiary Company Guarantee”),

in form and substance satisfactory to the Purchaser, acting reasonably, irrevocably and unconditionally guaranteeing the prompt and complete observance and performance of all of the terms, covenants, conditions and provisions to be observed or performed by the Seller under this Agreement;

(e)	an executed certificate of a senior officer of the Parent Company in form and substance satisfactory to the Purchaser, acting reasonably, as to (i) the constating documents of the Parent Company, (ii) the resolutions of the board of directors or other comparable authority of the Parent Company authorizing the execution, delivery and performance of the Parent Company Guarantee, (iii) the names, positions and true signatures of the persons authorized to sign the Parent Company Guarantee, and (iv) such other matters pertaining to the Parent Company Guarantee as the Purchaser may reasonably require;

(f)	an executed certificate of a senior officer of the Mine Owner in form and substance satisfactory to the Purchaser, acting reasonably, as to (i) the constating documents of the Mine Owner, (ii) the resolutions of the board of directors or other comparable authority of the Mine Owner authorizing the execution, delivery and performance of the Subsidiary Company Guarantee, (iii) the names, positions and true signatures of the persons authorized to sign the Subsidiary Company Guarantee, and (iv) such other matters pertaining to the Subsidiary Company Guarantee as the Purchaser may reasonably require;

(g)	favourable opinions, in form and substance satisfactory to the Purchaser, acting reasonably, from external legal counsel to the Seller as to, among other things: (i) the legal status of the Seller; (ii) the authority of the Seller to execute and deliver this Agreement; and (iii) the execution and delivery of this Agreement and the enforceability thereof against the Seller;

(h)	favourable opinions, in form and substance satisfactory to the Purchaser, acting reasonably from external legal counsel to the Parent Company as to, among other things: (i) the legal status of the Parent Company; (ii) the authority of the Parent Company to execute and deliver the Parent Company Guarantee; and (iii) the execution and delivery of the Parent Company Guarantee and the enforceability thereof against the Parent Company; and

(i)	favourable opinions, in form and substance satisfactory to the Purchaser, acting reasonably from external legal counsel to the Mine Owner as to, among other things: (i) the legal status of the Mine Owner; (ii) the authority of the Mine Owner to execute and deliver the Subsidiary Company Guarantee; and (iii) the execution and delivery of the Subsidiary Company Guarantee and the enforceability thereof against the Mine Owner.

To the extent the Seller is unable to deliver the documents listed in Sections 4.1(b)(iii), 4.1(d)(ii), 4.1(f) or 4.1(i) on or before the Execution Date, on or before the Execution Date, the Seller shall deliver such documents within 30 days following the Execution Date or such other date as mutually agreed to between the Purchaser and the Seller.

4.2	Deliveries by Purchaser

On or before the Execution Date, the Purchaser shall deliver the following to the Seller:

(a)	a wire transfer in immediately available funds in the amount of the Advance Payment;

(b)	a counterpart to this Agreement, duly executed by an authorized officer of the Purchaser;

(c)	a certificate of status, good standing or compliance (or equivalent) for the Purchaser issued by the relevant Governmental Authority dated no earlier than two (2) Business Days prior to the Execution Date;

(d)	an executed certificate of a senior officer of the Purchaser, in form and substance satisfactory to the Seller, acting reasonably, as to (i) the constating documents of the Purchaser, (ii) the resolutions of the board of directors or other comparable authority of the Purchaser authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (iii) the names, positions and true signatures of the persons authorized to sign this Agreement, and (iv) such other matters pertaining to the transactions contemplated hereby as the Seller may reasonably require; and

(e)	favourable opinions, in form and substance satisfactory to the Seller, acting reasonably, from external legal counsel to the Purchaser as to, among other things: (i) the legal status of the Purchaser; (ii) the authority of the Purchaser to execute and deliver this Agreement; and (iii) the execution and delivery of this Agreement and the enforceability thereof against the Purchaser.

ARTICLE 5

TERM

5.1	Term

The term of this Agreement shall commence on the Effective Date and, subject to Section 10.2(a)(ii), shall continue until the date that is 40 years after the Effective Date (the “Initial Term”). The Purchaser may terminate this Agreement at the end of the Initial Term by providing the Seller, prior to the expiry of the Initial Term, with written notice of its intention to terminate. If the Purchaser has not provided such notice prior to the expiry of the Initial Term, then this Agreement shall continue in full force and effect for successive 10 year periods (each, an “Additional Term” and together with the Initial Term, the “Term”) unless and until the Purchaser provides written notice to the Seller terminating this Agreement at the end of the then current term; provided that if, from and after the second Additional Term, there has been no active mining operations at the Mining Properties for a ten year period this Agreement shall terminate at the end of such ten year period. For greater certainty, obligations with respect to ore that has been mined, produced, extracted or otherwise recovered from the Mining Properties prior to the end of the Term shall continue after the expiry of the Term.

ARTICLE 6

REPORTING; BOOKS AND RECORDS

6.1	Reporting Requirements

(a)	From and after the Effective Date, the Seller shall deliver to the Purchaser a Monthly Report on or before the fifteenth (15th) Business Day after the last day of each calendar month.

(b)	At least once every 12 months, and promptly whenever an update to any Mine Plan is adopted by management of any Seller Group Entity with respect to the Mining Properties, the Seller shall provide to the Purchaser:

(i)	the annual production forecast for copper from the Mining Properties during the upcoming calendar year (to be set out on a monthly basis) and the following four (4) years thereafter (to be set out on a yearly basis);

(ii)	the amounts of Reference Copper as forecast for the upcoming calendar year (to be set out on a monthly basis) and the following four (4) years thereafter (to be set out on a yearly basis); and

(iii)	a list of assumptions used in developing the forecasts referred to in paragraphs (i) and (ii), including the types, tonnages, copper grade, mining costs, processing costs, commodity prices and copper recoveries of ore from the Mining Properties during the applicable forecast period on a quarterly or yearly basis consistent with (i) above in the case of the production forecast.

(c)	From and after the Effective Date, the Seller shall notify the Purchaser of: (i) any additional or new Encumbrances granted over or created in respect of the Mine Assets or the securities of the Mine Owner or any other Seller Group Entity that directly or indirectly controls the Mine Owner other than Permitted Encumbrances; or (ii) any changes to any Encumbrances granted over or created in respect of the Mine Assets or such securities which exist at the Effective Date other than Permitted Encumbrances.

(d)	The Seller shall notify the Purchaser of any significant change in the actual or forecast Reference Copper and use commercially reasonable efforts to provide such notice in advance of any public announcement relating thereto.

(e)	During the Term, the Seller shall provide the Purchaser with written notice of each of the following events promptly upon the Seller or any Seller Group Entity becoming aware of or having knowledge of such event:

(i)	the occurrence of an Event of Default, or any event or circumstance which, with notice or lapse of time or both, would become an Event of Default or may result in an Event of Default;

(ii)	any event, circumstance or fact that could reasonably be expected to give rise to a “Default” or an “Event of Default” as defined under the Credit Agreement or any Replacement Facility without any amendments or waivers from the creditor party thereunder; and

(iii)	any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect, in each case, accompanied by a written statement by a senior officer of the Seller setting forth details of the occurrence referred to therein.

6.2	Books and Records

The Seller shall keep, and shall ensure the Mine Owner keeps, true, complete and accurate Books and Records to enable the Purchaser to confirm compliance with the terms and conditions of this Agreement, including the determination of the Reference Copper. The Seller shall, and shall ensure that the Mine Owner shall:

(a)	provide copies to the Purchaser of; and

(b)	subject to Section 6.4, permit the Purchaser and its authorized representatives and agents, at the Purchaser’s expense, to perform audits, reviews and other examinations of,

such Books and Records from time to time, at such reasonable times as the Purchaser may request upon reasonable notice and at reasonable frequency so as not to interfere with the operations of the Chapada Mine.

6.3	Technical Reports

(a)	Subject to Section 6.3(d), in the event the Parent Company is not required to file a technical report in compliance with NI 43-101 pertaining to the Mining Properties, then, upon the prior written notice to the Seller, which notice shall specify the date (which shall be no less than 45 days from the date of such notice, unless an applicable securities regulatory authority has specifically requested an amended, revised or new technical report to be filed to comply with Applicable Laws, in which case the notice period shall be reduced to the same period required by such applicable securities regulatory authority to file such amended, revised or new technical report) on which the Purchaser requires a technical report on the Mining Properties, the Seller shall prepare, or cause to be prepared, at the cost of the Purchaser, in the name of the Parent Company or the Purchaser, at the Seller’s discretion, any technical report pertaining to the Mining Properties required to be filed or referred to by the Purchaser under Applicable Laws. The Seller shall prepare, or cause to be prepared, all such technical reports in compliance with NI 43-101 in order for the Purchaser to comply with its continuous disclosure requirements during the ordinary course of the operation of the Purchaser’s business. If such technical report is addressed to the Purchaser, the Seller shall provide, or cause to be provided, to the Purchaser, qualified persons consents, qualified persons certificates, access to such qualified persons for the purpose of filing the technical report and preparing any press releases required by the Purchaser in connection with the filing of any such technical report on SEDAR.

(b)	If the Purchaser is required to prepare and file on SEDAR any instrument or document other than a technical report (including prospectuses or Annual Information Forms), or issue any press release or other public announcement, containing technical information pertaining to the Mining Properties that requires qualified person consents or certificates, then the Seller shall use reasonable commercial efforts to provide, or cause to be provided, to the Purchaser, at the cost of the Purchaser, such qualified person consents, qualified person certificates and access to such qualified persons for the purpose of preparing and filing on SEDAR any such instrument or document or issuing any such press release or other public announcement. To the extent the Seller is unable to provide or cause to be provided to the Purchaser such qualified person consents, qualified person certificates or access to such qualified person, the Seller shall provide to the Purchaser: (i) prompt notice of the inability to provide such consents, certificates or access so that the Purchaser can retain a qualified person to prepare any such necessary consents or certificates in order for the Purchaser to comply with its continuous disclosure obligations under Applicable Laws; and (ii) access to such technical information so that the Purchaser can retain a qualified person to prepare any such necessary consents or certificates in order for the Purchaser to comply with its continuous disclosure obligations under Applicable Laws.

(c)	In the event the Parent Company or any of its Affiliates is required to prepare and file a technical report pertaining to the Mining Properties under Applicable Laws independent of the Purchaser’s requirements under Section 6.3(a), then the Seller shall provide, or cause to be provided, to the Purchaser an advance draft copy of any such technical report on the Mining Properties prepared in compliance with NI 43-101 before it is filed on SEDAR or otherwise publicly announced, and in any event not less than five (5) Business Days before it is so filed or announced. In addition to the foregoing, the Seller shall provide, or cause to be provided, to the Purchaser qualified persons consents and access to such qualified persons for the purpose of preparing any press releases required by the Purchaser in connection with the filing of any technical report on SEDAR.

(d)	If the Seller advises the Purchaser that it is unable to prepare and deliver, or if the Seller fails to prepare and deliver, any technical report required to be filed or referred to by the Purchaser under Section 6.3(a) in the time frames required by the Purchaser in compliance with Section 6.3(a), the Seller shall permit the Purchaser to prepare its own technical reports pertaining to the Mining Properties, and in connection therewith shall grant, or cause to be granted, to the Purchaser, access to the Mining Properties and all books, records, data and information pertaining to the Mining Properties as is necessary for the Purchaser to prepare technical reports in accordance with NI 43-101.

(e)	The Purchaser shall indemnify and hold harmless the Seller and its directors, officers and employees for any Losses suffered or incurred by the Seller or its directors, officers or employees to the extent that the Seller’s employees have acted as a qualified person (as such term is defined in NI 43-101) in connection with the technical reports, consents, certificates and other documents prepared or delivered under Sections 6.3(a), (b) or (c).

6.4	Inspections

Subject at all times to the workplace rules and supervision of the Mine Owner, the Seller hereby grants, and shall ensure that the Mine Owner grants, to the Purchaser and its representatives and agents, at reasonable times and upon reasonable notice and at the Purchaser’s sole risk and expense, the right to access and physically inspect the Books and Records, the Mining Properties, the Chapada Mine and the Mineral Processing Facilities, in each case to monitor and review the Seller’s and the Mine Owner’s mining and processing operations on the Mining Properties and to confirm compliance with the terms and conditions of this Agreement. The Purchaser may avail itself of such rights of access a maximum of twice per calendar year with respect to the Chapada Mine, except: (i) during the occurrence of an Event of Default; or (ii) in connection with any Disputes under this Agreement.

6.5	Confidentiality

(a)	Each Party agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, agents and representatives (collectively with the Party, a “Receiving Party”) to maintain as confidential and not to disclose any information (whether written, oral or in electronic format) received or reviewed by a Receiving Party from any other Party, its Affiliates, employees, officers, directors, advisors, agents or representatives (a “Disclosing Party”) as a result of or in connection with this Agreement (“Confidential Information”), except in the following circumstances:

(i)	a Receiving Party may disclose Confidential Information to its professional advisors, including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers, and other prospective acquisition or financing parties, provided each person to whom the Confidential Information is disclosed agrees to be bound by these terms of confidentiality and may only use such information for the limited purpose for which it was disclosed;

(ii)	subject to Sections 6.5(c) and 12.9, a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any Applicable Law, court order, order or requirement of any Governmental Authority, or its disclosure obligations and requirements under any securities law, rules or regulations or stock exchange listing agreements, policies or requirements; provided that the proposed disclosure is limited to factual matters and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled, including redacting all proprietary, structural or other confidential information of any Party prior to making such disclosure and only following the prior review of the Disclosing Party;

(iii)	a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the source of such information is not known to the Receiving Party, after reasonable enquiry, to be bound by a confidentiality agreement or otherwise prohibited from transmitting the Confidential Information by a contractual, legal or fiduciary obligation;

(iv)	with the approval of the Disclosing Party; or

(v)	a Party may disclose Confidential Information to those of its and its Affiliates’ directors, officers, employees and agents who need to have knowledge of the Confidential Information.

(b)	Each Party shall ensure that its and its Affiliates’ employees, directors, officers and agents and those persons listed in Sections 6.5(a)(i) and (v), where applicable, are made aware of this Section 6.5 and comply with the provisions of this Section 6.5. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)	If a Party is required to file this Agreement in any public registry, filing system or depository, including SEDAR in order to comply with Applicable Laws, it shall notify the other Party of such requirement within two (2) Business Days of the date of this Agreement, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with such laws before it is filed in any such registry, filing system or depository.

ARTICLE 7

COVENANTS

7.1	Conduct of Operations

(a)	All decisions regarding the Mining Properties and the Mineral Processing Facilities, including all decisions concerning the methods, extent, timing, procedures and techniques of any:

(i)	exploration, expansion, development, exploitation, mining and closure related to the Mining Properties, including, but not limited to, spending on capital expenditures;

(ii)	subject to Section 7.2, milling, processing, refining or extraction;

(iii)	subject to Section 7.2, materials to be introduced on or to the Mining Properties or the Mineral Processing Facilities; and

(iv)	sales of Minerals and terms thereof;

shall be made by the Mine Owner or other applicable Affiliates of the Seller, in its sole discretion. Nothing in this Agreement shall restrict the Seller from placing any of the Mining Properties on care and maintenance at any time and from time to time, in its sole discretion. In addition, the Seller shall, and shall cause the Mine Owner and each of its applicable Affiliates, to ensure that (i) all cut-off grade, short term mine planning and production decisions concerning the Chapada Mine or Mineral Processing Facilities shall be based on the assumption that the Seller and the Mine Owner had a full economic interest in all Reference Copper.

(b)	Notwithstanding Section 7.1(a), the Seller agrees that it shall ensure that the Mine Owner and each of its applicable Affiliates carries out and performs all mining operations and activities pertaining to or in respect of the Mining Properties and Mineral Processing Facilities in a commercially reasonable manner, in compliance in all material respects with all Applicable Laws, in accordance with all material terms of any Approvals and other licences, permits and authorizations material to the Mining Properties and Mineral Processing Facilities and in a manner not materially inconsistent with sound mining, processing, engineering and environmental practices prevailing in the mining industry.

7.2	Processing/Commingling

(a)	The Seller may permit the Mine Owner to process, and the Mine Owner may process, Other Minerals through the Mineral Processing Facilities in priority to or in place of, or commingle Other Minerals with, Minerals containing Reference Copper prior to the month in which the First Chapada Delivery Threshold Date occurs provided that the Seller sells and delivers to the Purchaser pursuant to this Agreement, at a minimum, for each calendar month from and after the Effective Date until the calendar month in which the First Chapada Delivery Threshold Date occurs, the lesser of (i) the Fixed Payable Copper or (ii) the sum of (A) Payable Copper and (B) Refined Copper in the amount equal to (I) 4.2% multiplied by (II) the copper contained in Other Minerals in respect of which an Offtaker Payment has been received by the Mine Owner or any of its Affiliates during such calendar month (after deducting or factoring in the payable rate for copper contained in the applicable Offtake Agreement).

(b)	From and after the First Chapada Delivery Threshold Date, the Seller shall not, and shall ensure that the Mine Owner does not, process Other Minerals through the Mineral Processing Facilities in priority to or in place of, or commingle Other Minerals with, Minerals containing Reference Copper, unless:

(i)	the Mine Owner has adopted and employs reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Minerals and Minerals for the purposes of determining the quantum of the Reference Copper to be delivered hereunder and which does not have a negative impact on the Purchaser;

(ii)	the Purchaser has approved the Commingling Plan and any changes to such plan which may be proposed from time to time, such approval not to be unreasonably withheld;

(iii)	the Mine Owner keeps all books, records, data and samples required by the Commingling Plan and makes such books, records, data and samples available to the Purchasers in accordance with the terms of this Agreement; and

(iv)	in the event of a negative impact to the Purchaser from such Commingling Plan, the Seller compensates the Purchaser for any negative impact incurred or suffered by the Purchaser if and to the extent that the processing of Minerals containing Reference Copper through the Mineral Processing Facilities, and the delivery of Payable Copper hereunder, is delayed as a result of such Other Minerals being processed through the Mineral Processing Facilities (“Displacement”); provided that, to the extent that Other Minerals are processed through the Mineral Processing Facilities in the place of Minerals containing Reference Copper, due to the Minerals containing Reference Copper being uneconomic, there shall be no negative impact incurred or suffered by the Purchaser under this Section 7.2(b)(iv).

(c)	The Seller shall provide notice to the Purchaser of the commencement of any commingling of Other Minerals with Minerals containing Reference Copper at least five (5) Business Days prior to such commencement.

(d)	Compensation under Section 7.2(b)(iv) shall be in the form of increased deliveries of Payable Copper in order to ensure that the quantity and timing of deliveries received by Purchaser are the same as they would have been had such Displacement not occurred.

7.3	Preservation of Corporate Existence

(a)	Subject to Sections 7.3(b), 7.3(c) and 8.2, the Seller shall do all things necessary or advisable to maintain its corporate existence and the Seller shall ensure that each Seller Group Entity (other than the Parent Company) will do all things necessary or advisable to maintain its corporate existence.

(b)	Subject to Section 8.2, the Seller shall not, and the Seller shall not permit any other Seller Group Entity (other than the Parent Company) to, merge, amalgamate or consolidate with another entity or reincorporate, reconstitute into or as another entity unless at the time of such merger, amalgamation, consolidation, reincorporation or reconstitution the resulting, surviving or transferee entity assumes in favour of the Purchaser all obligations of the Seller or other Seller Group Entity, as applicable, under this Agreement.

(c)	Subject to Section 8.2, upon the Parent Company or the Mine Owner merging, amalgamating or consolidating with another entity or reincorporating, reconstituting into or as another entity, the Seller shall ensure that at the time of such merger, amalgamation, consolidation, reincorporation or reconstitution the resulting, surviving or transferee entity assumes in favour of the Purchaser all obligations of the Parent Company under the Parent Company Guarantee or all obligations of the Mine Owner under the Subsidiary Company Guarantee, as applicable, unless such assumption occurs by operation of Applicable Law.

7.4	Offtake Agreements

(a)	The Seller shall not, and shall ensure that the Mine Owner and any of its Affiliates that is a party to an Offtake Agreement do not, sell unprocessed ore mined or produced from the Chapada Mine to any person without the prior written consent of the Purchaser, provided that: (i) the Purchaser is able to determine the number of metric tonnes of Reference Copper contained in any unprocessed ore mined or produced from the Chapada Mine and sold to any person; and (ii) the Purchaser shall be compensated by the Seller by the delivery of an amount of Refined Copper equal to the number of metric tonnes of Payable Copper that would have been delivered under this Agreement if the unprocessed ore was processed through the Mineral Processing Facilities. For the purposes of this Section 7.4(a), “Payable Copper” shall not include any deductions in the quantity of Reference Copper for any Payable Copper rates.

(b)	The Seller shall, and shall cause the Mine Owner and its Affiliates to, ensure that, when Minerals that contain Reference Copper are sold, all such Minerals are sold to an Offtaker pursuant to an Offtake Agreement.

(c)	The Seller shall, and shall cause the Mine Owner and any of its Affiliates that is a party to an Offtake Agreement to, ensure that all Offtake Agreements are on commercially reasonable terms and conditions.

(d)	The Seller shall ensure that the Mine Owner and any of its Affiliates that is a party to an Offtake Agreement deliver all Minerals that include Reference Copper to each Offtaker, in such quantity, description and amounts and at such times and places as required under and in accordance with each Offtake Agreement.

(e)	The Seller shall, and shall cause the Mine Owner and any of its Affiliates that is a party to an Offtake Agreement to provide to the Purchaser, promptly upon its request, copies of all Offtake Agreements and any material amendments thereto.

(f)	The Seller shall take commercially reasonable steps to enforce, and shall ensure that the Mine Owner and any of its Affiliates that is a party to an Offtake Agreement will take commercially reasonable steps to enforce, its rights and remedies under such Offtake Agreement with respect to any breaches of the terms or conditions thereof relating to copper. The Seller shall notify the Purchaser in writing when any such dispute arising out of or in connection with any such Offtake Agreement is commenced and shall provide the Purchaser with timely updates of the status of any such dispute and the final decision and award of the court or arbitrator with respect to such dispute, as the case may be.

7.5	Title Opinions

The Seller agrees that it shall deliver to the Purchaser, opinions as to title to the Mining Properties in substantially the same form as the draft opinions delivered to the Purchaser prior to the Execution Date, or otherwise acceptable to the Purchaser, acting reasonably, from external legal counsel to the Seller within 30 days following the Execution Date.

7.6	Insurance

(a)	The Seller shall, and the Seller shall cause the Mine Owner to, keep insured with reputable insurance companies all of the assets property and undertaking that comprises the Chapada Mine, including the Mining Properties, in amounts and against losses or damages, including property damage and public liability, on a basis consistent with insurance obtained by reasonably prudent participants in similar businesses in similar locations. The Seller shall promptly provide the Purchaser with such evidence of insurance as the Purchaser may from time to time reasonably require.

(b)	Where any Seller Group Entity has received payment under an insurance policy in respect of a shipment of Minerals to any Offtaker that is lost or damaged after leaving the Chapada Mine and before the risk of loss or damage is transferred to the Offtaker, the quantity of Reference Copper contained in any such shipment for which a Seller Group Entity receives payment under such insurance policy (as determined by provisional assays or estimates or, if prepared, final assays or settlements) shall count towards the percentage of Reference Copper from the Chapada Mine in respect of which an Offtaker Payment has been received for the purposes of determining, for each calendar month, the amount of Payable Copper to be sold and delivered hereunder.

ARTICLE 8

TRANSFERS OF INTEREST

8.1	Prohibition on Transfers and Change of Control

Except as set out in Sections 8.2 or 8.7, or with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, the Seller shall not, and the Seller shall ensure that none of the Seller Group Entities, agree to, or enter into, any agreement, arrangement or other transaction with any person that would cause, or otherwise support, allow or permit to occur:

(a)	a Transfer of all or substantially all of the Mine Assets; or

(b)	a Change of Control of the Seller or any other Seller Group Entity (other than the Parent Company).

8.2	Permitted Transfers and Changes of Control

Section 8.1 shall not prohibit (i) any Change of Control of any Seller Group Entity; or (ii) any Transfer of the Mine Assets if:

(a)	in the case of a Transfer of all or substantially all of the Mine Assets to a person that is not an Affiliate of the Seller Group Entities:

(i)	the Seller shall have provided the Purchaser with at least 20 days prior written notice of the completion of the proposed Transfer;

(ii)	the Mine Owner, or any person to which the Mine Assets have been transferred in accordance with Section 8.2(d), transfers all, or substantially all, of the Mine Assets to the same transferee or transferees, as applicable (the “New Owner” or “New Owners”);

(iii)	the Mine Owner, or any person to which the Mine Assets have been transferred in accordance with Section 8.2(d), transfers all, but not less than all, of the Mining Properties related to such Mine Assets to the New Owner or New Owners;

(iv)	with respect to the Mine Assets, the Seller assigns all its rights and obligations under this Agreement to an Affiliate of each of the New Owners (the “New Seller” or “New Sellers”), as applicable, concurrently with the Transfer under Sections 8.2(a)(ii) and (iii), and each of the New Sellers, as applicable, assumes in favour of the Purchaser all of the Seller’s obligations under this Agreement with respect to the Mine Assets pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (and upon such assumption and agreement and completion of the Transfer in accordance with this Section 8.2(a), the Seller shall be released from its obligations hereunder with respect to the Mine Assets, except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement);

(v)	with respect to the Mine Assets, the Parent Company assigns all its rights and obligations under the Parent Company Guarantee to the ultimate parent owner of each of the New Owners (the “Ultimate Parent” or “Ultimate Parents”) concurrently with the Transfer under Sections 8.2(a)(ii) and (iii), and each of the Ultimate Parents with respect to the obligations of any Affiliate of such Ultimate Parent that is a New Owner, assumes in favour of the Purchaser all of the Parent Company’s obligations under the Parent Company Guarantee with respect to the Mine Assets pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (and upon such assumption and agreement and completion of the Transfer in accordance with this Section 8.2(a), the Parent Company shall be released from its obligations thereunder with respect to the Mine Assets, except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement);

(vi)	the New Owner enters into the same Subsidiary Company Guarantee in favour of the Purchaser required under Section 4.1(d) and the Mine Owner is released from the Subsidiary Company Guarantee;

(vii)	each New Seller, New Owner and Ultimate Parent satisfy the conditions set forth in Sections 4.1(b), (c), (e), (f), (g), (h) and (i), as applicable, as if such provisions applied to each New Seller, Ultimate Parent and New Owner, with appropriate modifications;

(viii)	all necessary material consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such Transfer;

(ix)	there is no Event of Default (or an event which with notice or lapse of time or both would become an Event of Default) that has occurred and is continuing;

(x)	such Transfer does not result in an increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement in an amount of $50,000 or more in any calendar year for the remainder of the Term; and

(xi)	the Purchaser does not reasonably expect such Transfer to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to the “Seller” and “Mine Owner” shall instead refer to the New Seller and the New Owner, as applicable).

(b)	in the case of a Change of Control of a Seller Group Entity (other than the Seller and Parent Company):

(i)	the Seller shall have provided the Purchaser with at least 20 days prior written notice of the proposed Change of Control;

(ii)	with respect to the applicable Seller Group Entity, the person acquiring control of the Seller Group Entity under the Change of Control, as applicable, or an Affiliate of such person, assumes in favour of the Purchaser all of the Seller’s obligations under this Agreement with respect to the Chapada Mine directly or indirectly owned by such acquired Seller Group Entity, such assumption to occur pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (and upon such assumption and agreement and completion of the Change of Control, the Seller shall be released from its obligations hereunder with respect to the Chapada Mine directly or indirectly owned by such acquired Seller Group Entity, except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement);

(iii)	with respect to the applicable Seller Group Entity, the ultimate parent owner of the person acquiring control of Seller Group Entity under the Change of Control (the “New Parent”), assumes in favour of the Purchaser all of the Parent Company’s obligations under the Parent Company Guarantee with respect to the Chapada Mine directly or indirectly owned by such acquired Seller Group Entity, such assumption to occur pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (and upon such assumption and agreement and completion of the Change of Control in accordance with this Section, the Parent Company shall be released from its obligations thereunder with respect to the Chapada Mine directly or indirectly owned by such acquired Seller Group Entity, except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement);

(iv)	the Affiliate and the New Parent owner of the acquired Seller Group Entity satisfies the conditions set forth in Section 4.1(b), (c), (e), (g) and (h), as applicable, as if such provisions applied to them, with appropriate modifications;

(v)	all necessary material consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such Change of Control;

(vi)	there is no Event of Default (or an event which with notice or lapse of time or both would become an Event of Default) that has occurred and is continuing;

(vii)	such Change of Control does not result in an increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement in an amount of $50,000 or more in any calendar year for the remainder of the Term; and

(viii)	the Purchaser does not reasonably expect such Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to the “Seller” shall instead refer to the person referred to in subsection (ii) above).

Notwithstanding the forgoing, this Section 8.2(b) shall apply to the Parent Company if a majority of the Parent Company’s voting shares are not listed on a public stock exchange prior to or at the time of such transaction.

(c)	in the case of a Change of Control of the Seller:

(i)	the Seller shall have provided the Purchaser with at least 20 days prior written notice of the proposed Change of Control;

(ii)	an Affiliate of the Parent Company assumes in favour of the Purchaser all of the Seller’s obligations under this Agreement pursuant to an agreement in form and substance satisfactory to the Purchaser, acting reasonably (and upon such assumption and agreement and completion of the Change of Control in accordance with this Section, the Seller shall be released from its obligations hereunder, except for any obligations that remain outstanding or for any rights that have accrued to the Purchaser prior to such assumption and agreement);

(iii)	the Affiliate satisfies the conditions set forth in Section 4.1(b), (e) and (h), as applicable, as if such provisions applied to it, with appropriate modifications;

(iv)	all necessary material consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such Change of Control;

(v)	there is no Event of Default (or an event which with notice or lapse of time or both would become an Event of Default) that has occurred and is continuing;

(vi)	such Change of Control does not result in an increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement in an amount of $50,000 or more in any calendar year for the remainder of the Term; and

(vii)	the Purchaser does not reasonably expect such Change of Control to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to the “Seller” shall instead refer to the person referred to in subsection (ii) above).

(d)	in the case of a Transfer of all or substantially all of the Mine Assets to an Affiliate of the Mine Owner in connection with an internal reorganization:

(i)	the Seller shall provide the Purchaser with written notice of the Transfer within five (5) days of completion;

(ii)	the Seller provides a confirmation in writing in favour of the Purchaser that its obligations under this Agreement shall continue in full force and effect despite any such Transfer;

(iii)	the Subsidiary enters into the same Subsidiary Company Guarantee as the Mine Owner required under Section 4.1(d) and such Subsidiary satisfies the conditions set forth in Sections 4.1(b), 4.1(f) and 4.1(i), as applicable, as if such provisions applied to such Subsidiary, with appropriate modification;

(iv)	all necessary material consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such Transfer;

(v)	there is no Event of Default (or an event which with notice or lapse of time or both would become an Event of Default) that has occurred and is continuing;

(vi)	such Transfer does not result in an increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement in an amount of $50,000 or more in any calendar year for the remainder of the Term; and

(vii)	the Purchaser does not reasonably expect such Transfer to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to the “Mine Owner” shall instead refer to the Subsidiary of the Seller acquiring the interest in the Mining Properties).

(e)	in the case of a Seller Group Entity entering into a minority interest disposition, joint venture or other similar commercial arrangement, in any case involving a Transfer of any Mine Assets with another person that is not a Seller Group Entity:

(i)	the Seller shall provide the Purchaser with written notice of the disposition, joint venture or other similar commercial arrangement within five (5) days of completion;

(ii)	the Parent Company retains at least an indirect majority undivided interest in the assets, property and undertaking of the Chapada Mine;

(iii)	a Seller Group Entity is at all times the operator of the Chapada Mine;

(iv)	such other person in a document, in form and substance satisfactory to the Purchaser, acknowledges to the Seller, the Seller Group Entities, the Purchaser and any other applicable person, the obligations of the Seller under this Agreement;

(v)	all necessary material consents and approvals of any Governmental Authority or other person are obtained or satisfied with respect to such arrangements;

(vi)	there is no Event of Default (or an event which with notice or lapse of time or both would become an Event of Default) that has occurred and is continuing;

(vii)	such transaction does not result in an increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement in an amount of $50,000 or more in any calendar year for the remainder of the Term; and

(viii)	the Purchaser does not reasonably expect such transaction to have a Material Adverse Effect (where, in the definition of “Material Adverse Effect”, references to the “Mine Owner” shall instead refer to the Mine Owner and such person).

For greater certainty nothing in this Article 8 (with the exception of Section 8.5) shall prevent the grant of an Encumbrance by a Seller Group Entity on any of the Mine Assets. In addition, any public announcement by way of press release by a Seller Group Entity of any of the applicable events provided for in Article 8 shall constitute notice to the Purchaser for the purposes of Sections 8.2(a)(i), 8.2(b)(i) and 8.2(c)(i) provided that a copy of such press release is provided to the Purchaser at the time of the release.

8.3	Transfers by the Seller

(a)	Subject to Section 8.3(b), the Seller may not Transfer all or any part of its rights or obligations under this Agreement without the prior written consent of the Purchaser, such consent not to be unreasonably withheld.

(b)	Nothing herein shall prevent the Seller from a Transfer of this Agreement to any of its Affiliates without the consent of the Purchaser, in which case all references to Seller in this Agreement will be deemed to be references to its respective transferee, provided that the transferee covenants and agrees to continue to be bound by and perform all of the obligations of the Seller under this Agreement and such Transfer shall not result in an increase in any Taxes payable by the Purchaser in respect of the transactions contemplated by this Agreement.

8.4	Transfers by the Purchaser

(a)	The Purchaser may Transfer all or any part of its rights or obligations under this Agreement without the prior written consent of the Seller, including by way of syndication or granting of participation rights, provided such Transfer does not result in an increase in any Taxes payable by the Seller in respect of the transactions contemplated by this Agreement in an amount of $50,000 or more in any calendar year. The Purchaser shall give the Seller notice of any such Transfer as soon as reasonably practicable after completion of such Transfer.

(b)	If at any time there is more than one Purchaser then, during the period there is more than one Purchaser, the Seller may satisfy its obligations to the Purchasers to deliver Payable Copper to the Purchasers under Article 2; to provide notices, documents, information, access and reports; to seek consents and approvals and to seek amendments and waivers, as applicable, including, without limitation, Section 2.2, Section 2.3, Article 6 (except Section 6.5), Section 7.2, Section 7.4(e), Article 8, Section 8.7, Section 12.9, Section 12.10 and Section 12.13, to only one of the Purchasers (as determined by the Purchasers and notified to the Seller).

(c)	For greater certainty, the Purchaser shall be entitled at any time to Transfer its interest in this Agreement as security in favour of its lenders and grant or allow to exist an Encumbrance in respect of this Agreement in favour of its lenders.

8.5	Encumbrances

The Seller shall not, and the Seller shall ensure that each Seller Group Entity does not, create, incur, assume, issue or permit any Indebtedness, other than Indebtedness existing as at the Execution Date, which would create, incur or permit to exist any Encumbrances other than Permitted Encumbrances on, over or in respect of the Mine Assets, unless each of the following conditions have been satisfied:

(a)	any such Indebtedness provider agrees in writing in favour of the Purchaser to be bound by and subject to the terms of this Agreement in the event it takes possession of or forecloses on all or any part of the Mine Assets; and

(b)	any such Indebtedness provider undertakes to obtain an agreement in writing in favour of the Purchaser from any subsequent purchaser or transferee of such Indebtedness provider that such subsequent purchaser or transferee will be bound by the terms of this Agreement, including this Article 8.

8.6	Restricted Persons

Notwithstanding anything in this Agreement to the contrary, no Party may effect a Transfer of its rights or obligations under this Agreement to any Restricted Person.

8.7	Abandonment

If the Mine Owner intends to abandon, surrender, relinquish or let lapse any of the Mining Properties (the “Abandonment Property”), the Seller shall (i) have determined, acting in a commercially reasonable manner, that it is not economical to mine Minerals from the Abandonment Property, and (ii) first give notice of such intention to the Purchaser at least 30 days in advance of the proposed date of abandonment. If, not later than 10 days before the proposed date of abandonment, the Seller receives from the Purchaser written notice that the Purchaser wishes the Mine Owner to convey or cause the conveyance of the Abandonment Property to the Purchaser or an assignee, the Seller shall, without additional consideration, take any and all steps required to cause the conveyance of the Abandonment Property to the Purchaser on an as is where is basis and at the sole cost, risk and expense of the Purchaser and shall thereafter have no further obligation to maintain the title to the Abandonment Property. If the Purchaser does not give such notice to the Seller within the prescribed period of time, the Mine Owner may abandon the Abandonment Property and shall thereafter have no further obligation to maintain the title to the Abandonment Property; provided, however, that if any Seller Group Entity reacquires a direct or indirect interest in any of the ground covered by the

Abandonment Property, the production of copper from such property shall be subject to this Agreement. The Seller shall give written notice to the Purchasers within ten days of any such reacquisition. If the Purchaser gives such notice to the Seller within the prescribed period of time and acquires the Abandonment Property, then the Purchaser shall indemnify and hold harmless the Mine Owner for any Losses suffered or incurred by the Mine Owner in respect of any operations conducted on, under or in respect of the Abandonment Property by the Purchaser or an assignee from and after the date of acquisition of the Abandonment Property, including reclamation or rehabilitation operations.

ARTICLE 9

REPRESENTATIONS AND WARRANTIES

9.1	Representations and Warranties of the Seller

The Seller, acknowledging that the Purchaser is entering into this Agreement in reliance thereon, hereby makes the representations and warranties to the Purchaser set forth in Schedule C.

9.2	Representations and Warranties of the Purchaser

The Purchaser, acknowledging that the Seller is entering into this Agreement in reliance thereon, hereby makes the representations and warranties to the Seller set forth in Schedule D.

9.3	Survival of Representations and Warranties

The representations and warranties set forth above shall survive the execution and delivery of this Agreement until the five (5) year anniversary of the Execution Date.

9.4	Knowledge of the Seller

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Seller, it shall be deemed to refer to the actual knowledge of any director or officer of the Parent Company and Mine Owner, and all knowledge which such persons would have if such person made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person as a director or officer of the Parent Company and Mine Owner.

9.5	Knowledge of the Purchaser

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Purchaser, it shall be deemed to refer to the actual knowledge of any director or officer of the Purchaser, and all knowledge which such persons would have if such person made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person as a director or officer of the Purchaser.

ARTICLE 10

DEFAULTS AND DISPUTES

10.1	Events of Default

Each of the following events or circumstances constitutes an event of default (each, an “Event of Default”):

(a)	the Seller fails to sell and deliver Payable Copper to the Purchaser on the terms and conditions set forth in this Agreement within 10 Business Days of receipt of notice from the Purchaser notifying the Seller of such default;

(b)	the Parent Company is in breach or default of any of its representations, warranties, covenants or obligation set forth in the Parent Company Guarantee in any material respect and such breach or default is not remedied within 30 days following delivery by the Purchaser to the Seller and the Parent Company of written notice, or such longer period of time as the Purchaser may determine in its sole discretion;

(c)	the Mine Owner is in breach or default of any of its representations, warranties, covenants or obligation set forth in the Subsidiary Company Guarantee in any material respect and such breach or default is not remedied within 30 days following delivery by the Purchaser to the Seller and the Mine Owner of written notice, or such longer period of time as the Purchaser may determine in its sole discretion;

(d)	the Seller is in breach or default of any of its representations, warranties, covenants or obligations set forth in this Agreement in any material respect (other than a breach or default of the covenants and obligations referenced in Sections 10.1(a) and 10.1(g), and such breach or default is not remedied within 45 days following delivery by the Purchaser to the Seller of written notice, or such longer period of time as the Purchaser may determine in its sole discretion;

(e)	the Mine Owner does not observe and perform any covenant or obligation that the Seller is required to ensure the Mine Owner observes or performs under this Agreement or that otherwise relates to the Mine Owner, in any material respect, and such non-observance or non-performance is not remedied within a period of 45 days following delivery by the Purchaser to the Seller of written notice of such non-observance or non-performance, or such longer period of time as the Purchaser may determine in its sole discretion;

(f)	the Seller is in breach of Article 8 and such breach or default is not remedied within 7 days following delivery by the Purchaser to the Seller of written notice, or such longer period of time as the Purchaser may determine in its sole discretion;

(g)	the Seller is in breach of Section 4.1; and

(h)	upon the occurrence of an Insolvency Event affecting the Seller, the Parent Company or the Mine Owner.

10.2	Remedies

(a)	If an Event of Default occurs and is continuing, the Purchaser shall have the right, upon written notice to the Seller, at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(i)	demand all amounts and deliveries owing by the Seller to the Purchaser, including pursuant to Section 10.3, and set off any such amount in accordance with Section 11.5; and

(ii)	terminate this Agreement by written notice to the Seller and, without limiting Section 10.2(a), demand all Losses suffered or incurred as a result of the occurrence of such Event of Default and termination, including following termination, Losses based on the Purchaser’s loss of the benefits from this Agreement. Notwithstanding any other provision of this Article 10, if an Event of Default under Sections 10.1(b), 10.1(c), 10.1(d), 10.1(e) or 10.1(f) has occurred and is continuing and the occurrence and continuance of any such Event of Default does not have a Material Adverse Effect (or would not, with notice or the passage of time, have a Material Adverse Effect), then the Purchaser shall have no right to terminate this Agreement, but it shall be entitled to all other remedies available to it at law or at equity.

(b)	For greater certainty, if the Purchaser does not exercise its right under Section 10.2(a)(ii), the obligations of the Seller under this Agreement shall continue in full force and effect.

10.3	Indemnity

(a)	Each of the Parties agrees to indemnify and save harmless the other Parties and their respective Affiliates and directors, officers, employees and agents from and against any and all Losses suffered or incurred by any of the foregoing persons in connection with:

(i)	any inaccuracy in or default or breach of any representation or warranty of such Party contained in this Agreement;

(ii)	any breach or non-performance by such Party of any covenant or obligation to be performed by it pursuant to this Agreement;

(iii)	in the case of indemnification by the Seller, an Event of Default; and

(iv)	pursuing any remedies that a Party is entitled to hereunder.

(b)	This Section 10.3 is:

(i)	a continuing obligation, separate and independent from the Parties’ other obligations and survives the termination of this Agreement; and

(ii)	absolute and unconditional and unaffected by anything that might have the effect of prejudicing, releasing, discharging or affecting in any other way the liability of the Party giving the indemnity.

(c)	It is not necessary for a Party to incur expense or make payment before enforcing a right of indemnity under this Agreement.

10.4	Other Remedies

Notwithstanding any other expressed right or remedy under this Agreement, each of the Seller and the Purchaser shall be entitled to all other remedies available to it at law or in equity, including claims for specific performance and injunctive relief.

10.5	Disputed Reports

(a)	Any invoice or report provided pursuant to Sections 2.3 and 6.1 and all deliveries of Payable Copper under this Agreement shall be deemed final and conclusive for all purposes with no adjustments, revisions or obligation to deliver any additional copper or return any Payable Copper, or make or return any additional payment in respect of Payable Copper, unless a Party notifies the other in writing (a “Dispute Notice”) that it disputes a previous invoice, report or quantity of copper previously delivered within two years from the date of delivery of such invoice, report or copper;

(b)	The Purchaser and the Seller shall have 30 days from the date the Dispute Notice is delivered to resolve the dispute. If the Purchaser and the Seller have not resolved the dispute within such period, then either Party shall have the right to require the Seller to deliver an Auditor’s Report with respect to the subject matter of the dispute. Each of the Parties agrees to deliver such Books and Records as may be reasonably requested by the person completing the Auditor’s Report; and

(c)	If the Dispute Notice is initiated by the Purchaser, the costs of the Auditor’s Report shall be paid by the Purchaser, unless the Auditor’s Report concludes that the quantity of Payable Copper for the period covered by the Dispute Notice is greater than the quantity of Payable Copper actually delivered in respect of such period, in which event the cost of the Auditor’s Report shall be for the account of the Seller.

10.6	Disputes

Other than a Dispute to which Section 10.5 applies, if a Dispute arises between the Parties (and for this purposes any of the Seller Group Entities involved in the Dispute shall be deemed to be one Party, and the Purchaser the other Party), including with respect to an Auditor’s Report, the Parties shall promptly and in good faith attempt to resolve such Dispute through negotiations conducted in the following manner:

(a)	the disputing Party shall give written notice to the other Parties to the Dispute, which notice shall include a statement of the disputing Party’s position and a summary of the arguments supporting its position;

(b)	within 20 days after receipt of such notice, each receiving Party shall submit a written response to the disputing Party which shall also include a statement of the receiving Party’s position and a summary of the arguments supporting its position;

(c)	the Chief Executive Officer or President of each of the Parties to the Dispute shall meet at a mutually acceptable time and place, but in any event within 30 days after issuance of the disputing Party’s written notice to attempt to resolve the Dispute; and

(d)	if the Dispute has not been resolved within 10 days after such meeting, any Party may pursue all other rights and remedies available at law.

ARTICLE 11

ADDITIONAL PAYMENT TERMS

11.1	Payments

All payments due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the other Party in writing from time to time.

11.2	Taxes

(a)	Subject to Section 11.2(b), all deliveries of Payable Copper and all amounts paid hereunder shall be made without any deduction, withholding, charge or levy for or on account of any Taxes, all of which shall be for the account of the Party making such delivery or payment. If any such Taxes (other than Excluded Taxes) are so required to be deducted, withheld, charged or levied by the Party making such delivery or payment, then such Party shall make, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by the other Party entitled to delivery or payment (free and clear and net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount such other Party would have received had no such deduction, withholding, charge or levy been required. Any gross-up payment or additional delivery by the Seller to the Purchaser under this Section 11.2(a) shall not reduce the amount of the outstanding Advance Payment (as such amount is determined in accordance with Section 2.4 and the other terms of this Agreement). To the extent a Party pays to an applicable Governmental Authority any Taxes that gives rise to a gross-up or additional delivery as contemplated by this Section 11.2(a), that Party shall provide to the other Party reasonable documentation of the payment of such Taxes within ten (10) days of such payment.

(b)	Notwithstanding the foregoing, a Party shall not be required to provide any gross-up or additional amounts pursuant to Section 11.2(a) to the extent such requirement arises because of (i) a Transfer of this Agreement by the other Party to a transferee, or (ii) a continuance or migration, consolidation, amalgamation, merger, reorganization, Change of Control or similar corporate event that results in a change to the other Party’s tax residency or domicile.

(c)	The Purchaser and the Seller shall use reasonable commercial efforts to seek a refund of any Taxes contemplated in Section 11.2(a) and required to be paid by them. If the Purchaser or the Seller (i) receives a refund of any such Taxes, and (ii) have received an additional payment or amount from the other Party pursuant to Section 11.2(a) in respect of such Taxes, the Purchaser or the Seller, as the case may be, shall promptly remit to the other Party an amount equal to such refund (up to an amount equal to any such Taxes actually paid by the Purchaser or the Seller, as the case may be), together with any interest paid to the Purchaser or the Seller, as the case may be, net of any reasonable expenses associated with the obtaining of such refund.

(d)	Each of the Seller and the Purchaser shall file, at its own expense, all returns and other documentation required by applicable Law to be filed by it in connection with any Taxes in respect of which it has paid additional amounts pursuant to this Section 11.2.

(e)	For the avoidance of doubt, neither the Seller nor the Purchaser shall have any liability under this Section 11.2 for any Excluded Taxes that are applicable to it.

11.3	Change in Tax Laws

(a)	If, as a result of a change in, a revision in, implementation of or amendment to any law or the interpretation of any law by the relevant tax authorities or courts having competent jurisdiction (a “Change in Law”), the Seller is required to deduct, withhold, charge or levy a material amount of Taxes on deliveries of Payable Copper to the Purchaser, which Taxes are materially in excess of the Taxes which would have been deducted, withheld, charged or levied on such deliveries prior to the Change in Law, the Seller and the Purchaser agree, that upon the request of the Seller, that they shall negotiate in good faith with each other to amend this Agreement so that the Seller and its Affiliates are no longer adversely affected by any such Change in Law; provided that any such amendment shall not have an adverse impact on the Seller, on the one hand, or the Purchaser on the other hand.

(b)	If, as a result of a Change in Law, the Purchaser becomes liable for a material amount of Taxes (other than Excluded Taxes) on payments made under this Agreement to the Seller, which Taxes are materially in excess of the Taxes (other than Excluded Taxes) that the Purchaser would have been liable for on such payments prior to the Change in Law, the Seller and the Purchaser agree, that upon the request of the Purchaser, that they shall negotiate in good faith with each other to amend this Agreement so that the Purchaser and its Affiliates are no longer adversely affected by any such Change in Law; provided that any such amendment shall not have an adverse impact on the Seller, on the one hand, or the Purchaser on the other hand. For greater certainty, this Section 11.3(b) shall not apply where a Change in Law solely affects any Excluded Taxes that are applicable to the Purchaser.

11.4	Interest

(a)	The dollar value of any Overdue Refined Copper from time to time outstanding shall accrue interest at the LIBO Rate plus 300 basis points for the first 89 days that such deliveries are overdue, and at the LIBO rate plus 1,000 basis points once such deliveries are overdue for 90 days or more. Interest shall be calculated, compounded and paid monthly and shall be calculated on an amount equal to the product of (1) the number of metric tonnes of Payable Copper subject to such overdue delivery, multiplied by (2) the applicable Copper Reference Price on the date at which the Seller’s corresponding delivery obligation was originally due;

(b)	Without duplicating interest payable in accordance with Section 11.4(a), any dollar amount not paid when due shall accrue interest at the LIBO Rate plus 300 basis points for the first 89 days that such payments are overdue commencing as of the date such amount first became past due (which shall be deemed to be the date of termination of this Agreement in the event an amount is owed as a result of Section 10.2 and the date any loss is first suffered or incurred in the event an amount is owed as a result of Section 10.3(a)), and at the LIBO Rate plus 1,000 basis points once such payments are overdue for 90 days or more. Interest shall be calculated, compounded and paid monthly.

11.5	Set Off

Any dollar amount not paid when due by a Party or any Overdue Refined Copper may be set off against any dollar amount or Payable Copper owed to such Party by the other Party. Any amount of Payable Copper set off and withheld against any non-payment by a Party shall be valued at the Copper Reference Price as of the date that such amount of Payable Copper first became due to such Party. Any dollar amount set off and withheld against any Overdue Refined Copper shall result in a reduction to the Overdue Refined Copper by that number of metric tonnes equal to the dollar amount set off divided by the Copper Reference Price as of the day such dollar amount first became payable.

ARTICLE 12

GENERAL

12.1	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

12.2	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchaser and the Seller.

12.3	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of Ontario shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

12.4	Time

Time is of the essence in this Agreement.

12.5	Costs and Expenses

All costs and expenses incurred by a Party in considering whether to provide a consent contemplated under this Agreement or an amendment or waiver requested by any other Party, shall be for the account of such other Party. Subject to the foregoing and except as otherwise expressly set out in this or any other Agreement, all costs and expenses incurred by a Party shall be for its own account.

12.6	Survival

Without limiting any other provision of this Agreement, the following provisions shall survive termination of this Agreement: Sections 3.2, 6.2, 10.2, 10.3, 10.4, 10.5, 10.6, 11.2, 11.4, 11.5, 12.3, 12.5, 12.6, 12.8, 12.10, 12.11, 12.13, 12.14 and such other provisions of this Agreement as are required to give effect thereto.

12.7	Invalidity

If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of the Agreement which shall be construed as if the Agreement had been executed without the invalid portion. It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

12.8	Notices

Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile or email transmission addressed to:

(i)	If to the Seller to:

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario

M5J 2J3

Attention: [Redacted]

Fax: [Redacted]

Email: [Redacted]

with a copy to:

Cassels Brock & Blackwell LLP

40 King Street West, Suite 2100

Toronto, Ontario

M5H 3C2

Attention: Mark Bennett

Fax No.: 416-350-6933

Email: mbennett@casselsbrock.com

[Confidential Information has been redacted]

(ii)	If to the Purchaser, to:

Suite 1400

400 Burrard Street

Vancouver, British Columbia

V6C 3A6

Attention: Nolan Watson

Fax No.: 604-689-7317

Email: nwatson@sandstormltd.com

With a copy to:

Borden Ladner Gervais LLP

40 King Street West

Toronto, Ontario

M5H 3Y4

Attention: Andrew Powers / Erik Goldsilver

Fax No.: 416-367-6135 / 416-682-2826

Email: apowers@blg.com / egoldsilver@blg.com

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

12.9	Press Releases

The Parties shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning the execution of this Agreement, and no Party or its Affiliates shall act in this regard without the prior approval of the other Party, such approval not to be unreasonably withheld or delayed, unless such disclosure is required to meet timely disclosure obligations of any Party under Applicable Laws in circumstances where prior consultation with the other Party is not practicable, and to the extent reasonably practicable, a copy of such disclosure is provided to the other Party at such time as it is made publicly available. In addition, the Purchaser shall seek the approval of the Seller with respect to any public notices, press releases, and any other publicity concerning the transactions contemplated by this Agreement to the extent such information is not publicly disclosed or disclosed pursuant to Section 6.3, and the Purchaser or its Affiliates shall not act in this regard without the prior approval of the Seller, such approval not to be unreasonably withheld or delayed, unless such disclosure is required to meet timely disclosure obligations of the Purchaser or its Affiliates under Applicable Laws in circumstances where prior consultation with the Seller is not practicable, and to the extent reasonably practicable, a copy of such disclosure is provided to the Seller at such time as it is made publicly available.

12.10	Amendments

This Agreement shall not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Seller and the Purchaser.

12.11	Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

12.12	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

12.13	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

12.14	Unenforceability

If a provision of this Agreement is invalid or unenforceable in a jurisdiction:

(a)	it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and

(b)	that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.

12.15	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF the Parties have executed this Copper Purchase Agreement as of the day and year first written above.

SANDSTORM GOLD LTD.

Per:	(signed) “Nolan Watson”
Name: Nolan Watson Title: President & Chief Executive Officer

YAMANA GOLD (BARBADOS) INC.

Per:	(signed) “Charles B. Main”
Name: Charles B. Main Title: Director

This is Schedule A to the Copper Purchase Agreement

between the Purchaser and the Seller dated October 27, 2015

MINING PROPERTIES

[Redacted]

[Confidential Information has been redacted]

This is Schedule B to the Copper Purchase Agreement

between the Purchaser and the Seller dated October 27, 2015

MAP OF THE MINING PROPERTIES

[Redacted]

[Confidential Information has been redacted]

This is Schedule C to the Copper Purchase Agreement

between the Purchaser and the Seller dated October 27, 2015

REPRESENTATIONS AND WARRANTIES OF THE SELLER

(a)	The Seller is a company duly continued and validly existing under the laws of Barbados and is up to date in all material respects with filings required by law. Each Seller Group Entity is a company or branch duly incorporated and validly existing under the laws of its jurisdiction of incorporation and is up to date in all material respects with all filings required by law.

(b)	All requisite corporate acts and proceedings have been done and taken by the Seller, including obtaining all requisite board of directors’ approval, with respect to the entering into of this Agreement and performing each of its obligations hereunder.

(c)	The Seller has the requisite corporate power, capacity and authority to enter into this Agreement, and to perform each of its obligations hereunder.

(d)	This Agreement and the exercise of the Seller’s rights and performance of its obligations hereunder do not and will not:

(i)	conflict with any material agreement, mortgage, bond or other instrument to which the Seller or any Seller Group Entity is a party or which is binding on their assets,

(ii)	conflict with the constating or constitutive documents of the Seller, or

(iii)	conflict with or violate any Applicable Law in any material respect.

(e)	No Approvals are required to be obtained by the Seller in connection with the execution and delivery or the performance by the Seller of this Agreement or the transactions contemplated hereby.

(f)	This Agreement has been duly and validly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

(g)	Neither the Seller nor any Seller Group Entity has suffered an Insolvency Event that is continuing or is aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

(h)	No person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Mining Properties or the copper produced from the Mining Properties.

(i)	The Mine Owner has paid when due and payable all mining patents, fees or other amounts required to maintain the Mining Properties in good standing.

(j)	The Mine Owner has obtained or been issued all material Approvals (including surface and access rights) necessary for the operation of the such mining properties within the current mining and processing rates in accordance with the Mine Plans existing as of the date this representation and warranty is given other than those that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary.

(k)	The Mining Properties constitute all of the rights that comprise the interest of Mineração Maracá Industria e Comércio S.A. in the Chapada Mine, and Mineração Maracá Industria e Comércio S.A. is the registered or recorded and beneficial owner of a 100% undivided interest in and to the Mining Properties, free and clear of all Encumbrances other than Permitted Encumbrances.

(l)	The Mining Properties are in full force and effect, and Mineração Maracá Industria e Comércio S.A. has complied with all material obligations in respect of the Mining Properties under all Applicable Laws.

(m)	Mineração Maracá Industria e Comércio S.A.’s right, title and interest in and to the Mining Properties is not subject to any material adverse claim.

(n)	The maps attached hereto as Schedule B depict the location of the Mining Properties with reasonable accuracy.

(o)	The most current life of mine plans in respect of the Mining Properties were disclosed to the Purchaser in September 2015 and have been prepared in good faith.

(p)	Subject only to the rights of any Governmental Authority having jurisdiction, no person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Reference Copper.

(q)	Except as would not have a Material Adverse Effect, conditions on and relating to the Mining Properties and the surface area covered by the Mining Properties respecting all past and current operations conducted thereon by the Mine Owner are in compliance with all Applicable Laws, and conditions on and relating to the Mining Properties and the surface area covered by the Mining Properties respecting all past operations conducted thereon by persons other than the Mine Owner are, to the knowledge of the Seller, in compliance in all respects with all Applicable Laws.

(r)	Neither the Seller nor any Seller Group Entity has been notified that it is a party to any action, suit, proceeding, investigation or claim affecting or pertaining to the Mining Properties or any part thereof, except as would not reasonably be expected to have a Material Adverse Effect; and to the knowledge of the Seller, no such action, suit, proceeding, investigation or claim is threatened or outstanding, other than as disclosed in writing to the Purchaser.

(s)	Neither the Seller nor any Seller Group Entity nor the Mining Properties is subject to any outstanding judgment, order, writ, injunction or decree that has or would reasonably be expected to have a Material Adverse Effect.

(t)	To the knowledge of the Seller, each of the Seller and each Seller Group Entity has complied in all material respects with the Anti-Bribery Laws in connection with its dealings relating to this Agreement and the Chapada Mine.

(u)	Each of the Seller Group Entities are Affiliates of one another.

(v)	The Seller enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

This is Schedule D to the Copper Purchase Agreement

between the Purchaser and the Seller dated October 27, 2015

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

(a)	The Purchaser is a company duly incorporated and validly existing under the laws of the Province of British Columbia and is up to date in all material respects with all filings required by law.

(b)	All requisite corporate acts and proceedings have been done and taken by the Purchaser, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and performing its obligations hereunder.

(c)	The Purchaser has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder.

(d)	This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (1) conflict with any material agreement, mortgage, bond or other instrument to which the Purchaser is a party or which is binding on its assets, (2) conflict with its constating or constitutive documents, or (3) conflict with or violate any applicable law in any material respect.

(e)	No Approvals are required to be obtained by the Purchaser in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby.

(f)	This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms.

(g)	The Purchaser has not suffered an Insolvency Event that is continuing and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

(h)	The Purchaser enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

This is Schedule E to the Copper Purchase Agreement

between the Purchaser and the Seller dated October 27, 2015.

ANNUAL RECONCILIATION CALCULATION

[Redacted]

[Confidential Information has been redacted]